CONSENT OF G. BOURQUE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2021, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

                /s/ Guy Bourque
_________________________
By: Guy Bourque, Eng.
Director, Mining
IAMGOLD Corporation

Dated: February 24, 2022